MINUTES OF DIRECTORS MEETING
                                       OF
                          AMERICAN ALLIANCE CORPORATION

A meeting of the Board of Directors of American Alliance Corporation was held on the 9th day of December, 1997 at 10:30 a.m. at the offices located at Suite 216, 1628 West 11, Avenue, Vancouver, B.C., V6J 1G1.

There were present and participating at the meeting, either in person or telephonically, Mr. Harmel S. Rayat, Mr. Kundan S. Rayat and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the President, chaired the meeting and Ms. Chohan, the Secretary, read the minutes of the last regular meeting and they were approved.

The first item of discussion brought before the board was a discussion concerning the necessity of raising additional capital in order to fund the Company's future endeavors and for potential acquisitions. After a thorough discussion it was agreed that a 505 Registration be executed authorizing 450,000 shares at $2.00 per share for $900,000, and grant 450,000 share purchase warrants exercisable at $2.00 until December 9th, 2001. Upon motion duly made, seconded and unanimously carried with all in favor, it was;

     Resolved,   that  the  Company  execute  a  505  Registration  be  executed authorizing 450,000 shares at $2.00 per share for $900,000, and grant 450,000 share purchase warrants exercisable at $2.00 until December 9, 2001.

     Further Resolved, that the Company issue 450,000 shares and 450,000 share purchase warrants in the name of Kirkland Capital SA.

There being no further business in and upon motion duly made and seconded, the meeting was adjourned.



/s/ Harmel S. Rayat                                 /s/ Mr. Kundan S. Rayat
-------------------                                 -----------------------
Mr. Harmel S. Rayat, President, Director            Mr.Kundan S. Rayat, Director



/s/ Jasbinder Chohan
--------------------
Ms. Jasbinder Chohan, Secretary, Treasurer, Director


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